1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]    Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	June 9, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

COAL EXPORT NEGOTIATIONS FOR 2004

Negotiations regarding the Company’s coal exports to Japan for 2004 have been concluded. The contractual volume and price of such exports have also been settled. In light of the significant increase in the price of coal exports for 2004, the Board of Directors of the Company wishes to make this announcement. This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Sock Exchange of Hong Kong Limited.

This announcement is published by the Board of Directors of Yanzhou Coal Mining Company Limited (“the Company”) in light of the significant increase in the price of coal exports for 2004.

Negotiations regarding the Company’s coal exports to Japan for 2004 have been concluded, with the contractual volume and price of such exports settled. The contractual volume of coal exports is settled at 10.4 million tonnes, which is equivalent to 86.7% of the Company’s planned coal exports for the whole year of 12 million tonnes. The average contractual price of coal exports is settled at USD 51.93 per tonne, representing an increase of USD 21.49 per tonne, or 70.6%, from previous year’s figure.

The contractual volume of semi-soft coking coal exports is settled at 5.25 million tonnes, representing an increase of 20,000 tonnes, or 0.4%, from last year’s figure.

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The contractual price is settled at USD 55.50 per tonne, representing an increase of USD 23.85 per tonne, or 75.4%, from last year’s figure.

The contractual volume of thermal coal exports is settled at 5.15 million tonnes, representing a decrease of 0.3 million tonnes, or 5.5%, from last year’s figure. The contractual price is settled at USD 48.3 per tonne, representing an increase of USD 19.03 per tonne, or 65.0%, from last year’s figure.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Sock Exchange of Hong Kong Limited.

DIRECTORS

As at the date of this announcement, the Directors of the Company are Mr. Mo Liqi, Mr. Yang Deyu, Mr. Geng Jiahuai, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin and Mr. Wang Xiaojun.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Mo Liqi Chairman of the Board

Zoucheng, Shandong Province, PRC, 9 June, 2004

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